UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Provides Update on Provisional Liquidation

We, LDK Solar Co., Ltd., in provisional liquidation, and our Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, provided an update on our on-going provisional liquidation as sanctioned by the Grand Court of the Cayman Islands (the “Cayman Court”) on February 27, 2014.

With respect to our announcement on March 28, 2014 of our receipt of the various signature pages to the restructuring support agreement relating to the 10% Senior Notes due 2014 (the “Senior Notes RSA”), the restructuring support agreement relating to the convertible preferred shares of an affiliate of ours and involving claims against us (the “Preferred Obligations RSA”), and the commitment letter from Heng Rui Xin Energy (HK) Co., Limited (“HRX”) relating to our interim financing up to an aggregate principal amount of US$14 million (the “Interim Financing”), the Cayman Court sanctioned each of the items at a hearing on April 2, 2014 (the “Sanction Hearing”).

Initially, following the Sanction Hearing, the JPLs encountered delays in obtaining the full amount of the Interim Financing. To date, however, the JPLs have received an aggregate of US$10.8 million in Interim Financing through a combination of HRX advances and internally generated funds from our operations.

The Interim Financing received to date is sufficient to enable the restructuring to continue to be progressed, although further funding is required to complete the restructuring. The JPLs are working with the advisors and management to pursue a number of potential options to raise the funding required to meet the agreed commitments under the Senior Notes RSA and the Preferred Obligations RSA, as well as the costs of the offshore restructuring process and our forecasted offshore working capital requirements (the “Exit Financing”).

The JPLs, supported by the advisors and management, continue to consider and progress discussions with a number of parties in respect of the Exit Financing and remain hopeful that commitments for the Exit Financing can be secured in the near term. The JPLs will seek binding commitments for the Exit Financing prior to applying to the Cayman Court for orders convening meetings of creditors to ensure that the offshore restructuring can be successfully completed. Any delays in raising the Exit Financing will impact the timetable for the completion of our offshore restructuring.

A further update will be provided once the Exit Financing discussions have been concluded and the JPLs are in a position to proceed with their application to the Cayman Court for orders convening meetings of creditors in relation to the offshore restructuring.

Our press release issued on June 27, 2014 is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: June 27, 2014

Exhibit 99.1

LDK Solar Provides Update on Provisional Liquidation

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., June 27, 2014 - LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today provided an update on our on-going provisional liquidation of the Company as sanctioned by the Grand Court of the Cayman Islands (the “Cayman Court”) on February 27, 2014.

With respect to the announcement by the Company on March 28, 2014 of its receipt of the various signature pages to the restructuring support agreement relating to the 10% Senior Notes due 2014 (the “Senior Notes RSA”), the restructuring support agreement relating to the convertible preferred shares of an affiliate of the Company and involving claims against the Company (the “Preferred Obligations RSA”), and the commitment letter from Heng Rui Xin Energy (HK) Co., Limited (“HRX”) relating to the interim financing by the Company up to an aggregate principal amount of US$14 million (the “Interim Financing”), the Cayman Court sanctioned each of them at a hearing on April 2, 2014 (the “Sanction Hearing”).

Initially, following the Sanction Hearing, the JPLs encountered delays in obtaining the full amount of the Interim Financing. To date, however, the JPLs have received an aggregate of US$10.8 million in Interim Financing through a combination of HRX advances and internally generated funds from the Company.

The Interim Financing received to date is sufficient to enable the restructuring to continue to be progressed, although further funding is required to complete the restructuring. The JPLs are working with their advisors and the Company’s management to pursue a number of potential options to raise the funding required to meet the agreed commitments under the Senior Notes RSA and the Preferred Obligations RSA, as well as the costs of the offshore restructuring process and the forecasted offshore working capital requirements of the Company (the “Exit Financing”).

The JPLs, supported by their advisors and the Company, continue to consider and progress discussions with a number of parties in respect of the Exit Financing and remain hopeful that commitments for the Exit Financing can be secured in the near term. The JPLs will seek binding commitments for the Exit Financing prior to applying to the Cayman Court for orders convening meetings of creditors to ensure that the offshore restructuring can be successfully completed. Any delays in raising the Exit Financing will impact the timetable for the completion of the offshore restructuring.

A further update will be provided once the Exit Financing discussions have been concluded and the JPLs are in a position to proceed with applying to the Cayman Court for orders convening meetings of creditors in relation to the offshore restructuring.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-00811

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

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